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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         MARKETING SERVICES GROUP, INC.

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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

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                         (Title of Class of Securities)

                                    570907105

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                                 (CUSIP Number)

                               ALAN I. ANNEX, ESQ.
                           CAMHY KARLINSKY & STEIN LLP
                            1740 BROADWAY, 16TH FLOOR
                          NEW YORK, NEW YORK 10019-4315

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 11, 1997

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

--------------------------------------- ---------------------------------------
CUSIP NO. 570907105
--------------------------------------- ---------------------------------------

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          NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    1     Jeremy Barbera

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [_]
                                                                         (B) [_]
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    3     SEC USE ONLY

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          SOURCE OF FUNDS*

    4
          00

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                             [_]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION              United States
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              NUMBER OF                          SOLE VOTING POWER
               SHARES                      7
             BENEFICIALLY                        3,800,758
               OWNED BY                   -------------------------------------
                EACH
              REPORTING                    8     SHARED VOTING POWER
             PERSON WITH                  -------------------------------------
                                           9     SOLE DISPOSITIVE POWER

                                                 1,683,258
                                          -------------------------------------
                                          10     SHARED DISPOSITIVE POWER

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

   11     3,800,758

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [_]
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          30.5%
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          TYPE OF REPORTING PERSON*
   14
          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                   RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 4 Pages




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     This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on October 21, 1996 (the "Original Statement"), of Jeremy Barbera. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share, of Marketing Services Group, Inc. ("MSGI"), whose principal executive offices are located at 333 Seventh Avenue, New York, New York 10001.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This statement is filed by Jeremy Barbera.

         (b) Mr. Barbera's business address is c/o Marketing Services Group, Inc. Corporation, 333 Seventh Avenue, New York, New York 10001.

         (c) Mr. Barbera serves as Chairman and Chief Executive Officer and performs such services at MSGI's offices at 333 Seventh Avenue, New York, New York.

         (d) During the preceding five years, Mr. Barbera has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the preceding five years, Mr. Barbera has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

         (f)      Mr. Barbera is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration for Mr. Barbera's acquisition of beneficial ownership of 150,000 shares of MSGI common stock (the "MSGI shares") consists of 100% of Mr. Barbera's shares of Pegasus common stock. Mr. Barbera acquired the MSGI Shares pursuant to the Agreement and Plan of Merger effective as of July 1, 1997 (the "Merger Agreement"), by and between MSGI, Pegasus Internet, Inc. ("Pegasus"), PII Merger Corp ("PII"), Robert Bourne, Jeremy Barbera, Robert
K. Bourne and Kathleen R. Bourne. The Merger Agreement contemplates, among other things, that (i) PII and Pegasus merge, (ii) the surviving company remain as a wholly owned subsidiary of MSGI (the "Merger") and (iii) the shareholders of Pegasus exchange their shares of Pegasus common stock for shares of MSGI common stock. The transactions contemplated by the Merger Agreement were consummated on July 11, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

      This filing is being made pursuant to the following transactions:

    (1) Options to acquire 333,334 shares of common stock vested with Mr. Barbera on May 27, 1997 pursuant to the terms of his employment agreement.

    (2) In March of 1997, in order to obtain $2.1 million in working capital and reduce overhang, MSGI accepted offers from certain warrant holders to exercise warrants for 3,152,500 shares of common stock at discounted exercise prices. On June 17, 1997, as agreed by the parties, Mr. Barbera received an irrevocable voting proxy from three shareholders permitting him to vote 2,117,500 shares of the common stock of MSGI until December 17, 1998.

    (3) The purposes of the Merger are to permit MSGI to acquire ownership of Pegasus and to permit the former shareholders of Pegasus to acquire shares of MSGI, a publicly-held company, and participate in the business and future prospects of MSGI, including those of its consolidated subsidiaries.
Mr. Barbera has acquired the MSGI Shares for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Jeremy Barbera beneficially owns 3,800,758 shares, or 30.5% of MSGI's outstanding common stock (based upon 12,026,764 shares of MSGI common stock outstanding on July 11, 1997) of which (i) 1,238,400 shares are owned by Mr. Barbera, (ii) 111,524 shares are issuable to Mr. Barbera in the event of conversion into common stock of an MSGI promissory note,
                  (iii) options to acquire 333,334 shares of common

                                                            Page 3 of 4 Pages

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                  stock have been issued to Mr. Barbera under his employment agreement and (iv) 2,117,500 shares may be voted by Mr. Barbera until December 17, 1998.

         (b) Mr. Barbera has the sole right to vote, direct the vote of 3,800,758 shares of which he has the right to dispose of and/or direct the disposition of 1,683,258 shares.

         (c) Mr. Barbera has effected no transactions in MSGI's securities during the preceding 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MSGI shares which are the subject of this statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a)      Form of Irrevocable Voting Proxy.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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          Date                                         Signature


                                           ------------------------------
                                                    Name/Title

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